SECURITI[...]N

13010068

SEC Mail Processing Section

FEB 28 2013

Washington DC 400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LIPKUS 732-855-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 PARK AVE	NEW YORK	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

cm 3/9/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIRST INVESTORS CORPORATION
(a wholly-owned subsidiary of First Investors Consolidated Corporation)
December 31, 2012

AFFIRMATION

I, William Lipkus, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to First Investors Corporation for the year ended December 31, 2012 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William Lipkus
Chief Financial Officer & Treasurer

Notary Public

LORI A. GOLDWYN
Notary Public, State of New Jersey
No. 2420838
Qualified in Monmouth County
Commission Expires May 16, 2017

FIRST INVESTORS CORPORATION

(a wholly-owned subsidiary of First Investors Consolidated Corporation)

Statement of Financial Condition

December 31, 2012

(in US dollars)

ASSETS		
Cash and cash equivalents	$	38,298,408
Cash and cash equivalents segregated under federal regulations		4,929,836
Receivable from dealers		859,218
Receivable from customers		629,782
Receivable from funds for shares redeemed		3,023,234
Receivable from affiliated companies		276,328
Deferred mutual fund sales commissions		545,299
Advances to sales representatives - net		214,689
Equipment and leasehold improvements (net of accumulated amortization and depreciation of $1,015,185)		374,811
Net deferred income tax assets		1,308,000
Other Assets		1,185,015
TOTAL ASSETS	**$**	**51,644,620**
LIABILITIES		
Payable to customers for securities purchased		6,043,764
Commissions payable		2,389,567
Payable to dealers		615,277
Accounts payable and other liabilities		7,054,353
Payable to parent and affiliated companies		1,919,930
Deferred compensation		1,526,901
TOTAL LIABILITIES		19,549,792
STOCKHOLDER'S EQUITY		
Common Stock (no par value; $5 stated value; 200 shares authorized, issued and outstanding)		1,000
Additional paid in capital		71,965,826
Retained deficit		(39,871,998)
TOTAL STOCKHOLDER'S EQUITY		32,094,828
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**51,644,620**

(See accompanying notes to the financial statements)